UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on Disposal of Treasury Shares

On February 25, 2022, SK Telecom Co., Ltd. (the “Company”) disposed of a portion of its treasury shares.

1.	Date of the Report of Decision on Disposal of Treasury Shares (the “Initial Report”): February 24, 2022 (Please refer to the current report on Form 6-K furnished by the Company on February 24, 2022.)

2.	Date of Disposal: February 25, 2022

3.	Details of Disposal

(1)	Number and type of shares: 7,598 common shares

(2)	Aggregate disposal price : Won 409,532,200

(3)	Average disposal price per share : Won 53,900 (based on the market closing price on the date of the disposal)

(4)	Recipients of shares: Officers and employees of the Company

(5)	Investment brokerage agent: Hana Financial Investment Co., Ltd.

4.	Discrepancy with the Initial Report : None

5.	Treasury Shares Held after the Disposal (as of February 28, 2022)

(units: in millions of Won or percentages)

Type	Direct Acquisition (A)(1)			Acquisition through Broker (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value
Common Shares	830,314	0.38	38,040	—	—	—	830,314	0.38	38,040

(1)	Includes 54,302 shares acquired by the Company as a result of the creation of fractional shares in the Spin-off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By: /s/ Heejun Chung
(Signature)
Name: Heejun Chung
Title: Vice President

Date: February 28, 2022